Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF NEW CUSTOMER WEB PLATFORM

Toronto, Ontario – September 19, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the launch of a new customer web destination through its portfolio company Envision Online Media Inc. (“Envision”).

As previously announced, Northcore has acquired Envision, an Ottawa based software development company. Envision has been one of the most respected boutique solutions providers in the National Capital Area for over a decade and brings a complementary product and skill set to Northcore.

The customer, Brymark Promotions Inc. ("Brymark"), is one of Canada's largest and most innovative promotional products companies. In business since 1978, Brymark represents more than one million products and has amassed an enviable base of over five thousand fully satisfied customers, including household names such as IBM, Westin Hotels and Bombardier. Brymark brings a full suite of conceptual and execution capabilities to customer engagements which will now be augmented by an expanded web presence and the ability to deliver customized eStores. The web site and more information can be found at www.Brymark.com.

"Brymark is pleased to announce the launch of the Brymark Corporate web platform," said Warren Gencher, President and CEO of Brymark Promotions Inc.  "This site will provide our clients with a comprehensive resource on the Brymark product set. This is just the first step, as we will continue our record of innovation by launching a compelling new set of web tools for our customers. Our partnership with the team at Envision will be long term and beneficial to both parties."

“This launch is yet another example of the impressive delivery capability of our team at Envision,” said Amit Monga, CEO of Northcore Technologies. "We expect this trend to continue throughout the balance of the year and beyond. Brymark is a great company and an exciting addition to our growing list of partners."

Further disclosure on Envision's portfolio and capabilities can be found on their web presence located at www.Envisiononline.ca.

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Northcore Announces Launch of New Customer Web Platform

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@Northcore.com.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions and Kuklamoo, a family information web destination and national daily deal site targeting families with kids.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com